February 10, 2006                                             VIA FAX and EDGAR

Attention:  Sue Reilly
Securities and Exchange Commission
450 Fifth St. N.W.
Washington D.C.  20549
Tel: (202) 551-3236

RE:      MORGAN CREEK ENERGY CORP.
         Pre-Effective Amendment No. 6 to Form SB-2 (SEC FILE No. 333-123989)

Dear Ms. Reilly:

     On behalf of Morgan Creek Energy Corp. (the "Registrant", "Company"), I hereby request that Pre-Effective Amendment No. 6 to the Registrant's Registration Statement on Form SB-2 become effective at 10:00 a.m. (EST) on Tuesday, February 14, 2006, or as soon thereafter as possible.

     We hereby acknowledge our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

     Morgan Creek Energy Corp. acknowledges that:

o should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     Please note that this letter will be filed with the Commission via EDGAR. If you have any questions or concerns, please contact me at the number listed above.

Yours truly,
Morgan Creek Energy Corp.

/s/Grant Atkins
-------------------
   Grant Atkins
   CFO, Director